UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number  1-7288

(Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: February 3, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Bombay Company, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

550 Bailey Avenue
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76107
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the fiscal year ended February 3, 2007, for The Bombay Company, Inc. (the “Company”) could not be filed within the prescribed period without unreasonable effort or expense for the reasons described below.

Management is in the process of negotiating a new supplemental credit facility intended to provide additional liquidity for the Company. Management is also in the process of completing its analysis of the Company's liquidity for purposes of determining the appropriate disclosures to be made in the Form 10-K. Until binding agreements relating to the supplemental credit facility have been negotiated and executed, the Company is not in a position to give effect to the supplemental credit facility’s impact on the Company’s liquidity in the disclosures set forth in, and the financial statements and notes thereto to be included in, the Form 10-K.

The Company’s independent registered public accounting firm has indicated that if the Company is unable to negotiate and execute a satisfactory supplemental credit facility and conclude on the adequacy of liquidity, the accounting firm would issue an opinion with respect to the Company’s financial statements that expresses substantial doubt about the Company’s ability to continue as a going concern.

There can be no assurance that the Company will be able to successfully negotiate and execute a satisfactory supplemental credit facility or, if completed, that the supplemental credit facility and other operating changes made and/or planned by the Company will sufficiently mitigate the Company's liquidity risk. Accordingly, there can be no assurance as to the type of opinion the independent registered public accounting firm might issue with respect to the Company’s financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elaine D. Crowley	(817)	347-8218
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☑  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☑   Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report significant changes in its results of operations for the year ended February 3, 2007 (“Fiscal 2006”) compared to the prior fiscal year.  Based on the information available to us at this time, the unaudited financial results for Fiscal 2006 include the following:
•	Net revenue approximately $536.3 million as compared to $565.1 million for the fiscal year ended January 28, 2006.
•	Net loss of approximately $52.8 million as compared to a net loss of $46.7 million for the year ended January 28, 2006.
The primary reasons for the increase in the operating loss are:
•	Increased cost of goods sold, buying and occupancy costs as a percentage of revenue due to increased promotional activity and deleveraging of fixed costs against a declining revenue base.
•
Increased impairment charges $10.2 million charge for asset impairments comprised of $9.8 million associated with underperforming stores and $0.4 relating to goodwill compared to $5.9 million of impairments for underperforming stores for the year ended January 28, 2006.

For Fiscal 2006, the Company had negative cash flows from operations in the approximate amount of $36.7 million compared to cash flows provided by operations the prior year of $10.7 million due primarily to the higher net losses and higher inventory levels. The Company had outstanding borrowings against its line of credit of $39.3 million dollars at February 3, 2007. Management is in the process of negotiating a new supplemental credit facility intended to provide additional liquidity for the Company. Management is also in the process of completing its analysis of the Company's liquidity for purposes of determining the appropriate disclosures to be made in the Form 10-K. The Company’s plans in regard to these matters will be contained in the notes to the financial statements.

The Bombay Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 20, 2007	By	/s/ Elaine D. Crowley
Elaine D. Crowley Senior Vice President, Chief Financial Officer and Treasurer